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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CardioVascular BioTherapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

141607101
(CUSIP Number)

Vincent J. Roth, General Counsel CardioVascular BioTherapeutics, Inc. 1635 Village Center Circle, Suite 250 Las Vegas, NV 89134 (702) 839-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141607101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Daniel C. Montano
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

OO
4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States
	7	Sole Voting Power

		30,687,131
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		30,687,131
	10	Shared Dispositive Power

		125,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person

30,812,131
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

20.07%, based on 154,090,709 outstanding shares of Common Stock of the Issuer as of May 19, 2008.
14	Type of Reporting Person (See Instructions)

HC, IN

CUSIP No. 141607101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Thomas J. Stegmann
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

OO
4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Germany
	7	Sole Voting Power

		30,107,130(1)
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		30,107,130(1)
	10	Shared Dispositive Power

		-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person

30,107,130(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

19.54%, based on 154,090,709 outstanding shares of Common Stock of the Issuer as of May 19, 2008.
14	Type of Reporting Person (See Instructions)

HC, IN

(1)	Includes 50,000 shares of common stock issuable pursuant to options exercisable within 60 days of May 19, 2008.

CUSIP No. 141607101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Wolfgang Priemer
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

OO
4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Germany
	7	Sole Voting Power

		14,815,001(2)
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		14,815,001(2)
	10	Shared Dispositive Power

		-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person

14,815,001(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

9.61%, based on 154,090,709 outstanding shares of Common Stock of the Issuer as of May 19, 2008.
14	Type of Reporting Person (See Instructions)

HC, IN

(2)	Includes 50,000 shares of common stock issuable pursuant to options exercisable within 60 days of May 19, 2008.

CUSIP No. 141607101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Grant Gordon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

OO
4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United Kingdom
	7	Sole Voting Power

		5,550,001(3)
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		5,550,001(3)
	10	Shared Dispositive Power

		363,501(4)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,013,502(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

3.84%, based on 154,090,709 outstanding shares of Common Stock of the Issuer as of May 19, 2008.
14	Type of Reporting Person (See Instructions)

HC, IN
(3)	Includes 50,000 shares of common stock issuable pursuant to options exercisable within 60 days of May 19, 2008.

(4)	Reporting Person disclaims beneficial ownership over the shares help by his spouse.

CUSIP No. 141607101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Joong Ki Baik
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

OO
4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Korea
	7	Sole Voting Power

		150,001(5)
Number of	8	Shared Voting Power
Shares
Beneficially		1,431,782
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		150,001(5)
	10	Shared Dispositive Power

		1,431,782
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,581,783(5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

1.03%, based on 154,090,709 outstanding shares of Common Stock of the Issuer as of May 19, 2008.
14	Type of Reporting Person (See Instructions)

HC, IN
(5)	Includes 50,000 shares of common stock issuable pursuant to options exercisable within 60 days of May 19, 2008.

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of CardioVascular BioTherapeutics, Inc., a Delaware corporation (the “Issuer” or “Company”). The address of the principal executive office of the Issuer is 1635 Village Center Circle, Suite 250, Las Vegas, Nevada 89134.

Item 2.	Identity and Background

This statement is filed by Daniel C. Montano, Thomas J. Stegmann, Wolfgang Priemer, Joong Ki Baik and Grant Gordon who together previously comprised the “Control Group”. The Reporting Persons except for Dr. Priemer currently serve as directors of the Issuer. Daniel C. Montano, Thomas Stegmann, and Wolfgang Priemer continue to be classified as significant stockholders of the Issuer. For purposes of this filing, the Reporting Persons use the address for the principle office of the Issuer, at 1635 Village Center Circle, Suite 250, Las Vegas, Nevada 89134.

None of the Reporting Persons, during the last five (5) years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Control Group acquired the shares of the Common Stock through various stock purchase transactions, exercise of convertible preferred stock, and as compensation for services rendered to the Company as previously reported in Schedule 13D filings.

During 1998, the Company issued 93,050,000 shares and committed to issue an additional 6,700,000 shares of its common stock at $0.001 per share to its founders, which included Daniel C. Montano, Thomas J. Stegmann, Wolfgang Priemer and Joong Ki Baik. During 1999, the Company issued 4,580,000 shares of its committed common stock at $0.001 per share to its founders. During 2000, the Company issued 2,120,000 shares of its committed common stock at $0.001 per share to its founders.

On February 16, 2005, Anglo-Scotia Holdings Ltd. (now known as, GHL Financial Services, Ltd.) acquired 5,000,000 shares of Common Stock of the Issuer. On the same date, Trika, Ltd. (now known as, GHL) acquired 3,000,000 shares. Mr. Gordon is President of GHL and had voting and investment control over all of these shares from the date of the original acquisition until June 29, 2006.

Item 4.	Purpose of Transaction

The Controlling Stockholders Agreement dated August 30, 2004. as amended, (the “Controlling Stockholders Agreement”) was terminated effective as of May 19, 2008 by the remaining members, Daniel C. Montano, Joong Ki Baik and Grant Gordon who signed an agreement on May 30, 2008 acknowledging their agreement to terminate the Controlling Stockholders Agreement effective May 19, 2008. Mr. Montano, Mr. Baik and Mr. Gordon, no longer intend to hold, in aggregate, a significant majority of the voting power of the outstanding common stock of the Issuer, A true and correct copy of the Controlling Stockholders Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by this reference. A true and correct copy of Amendment No. 1 is attached hereto as Exhibit 99.3 and is incorporated herein by this reference.

Reporting Persons Dr. Thomas J. Stegmann, and Dr. Wolfgang Priemer, elected to opt out of the Controlling Stockholder Agreement, effective as of April 1, 2008 and April 15, 2008, respectively.

Since the Control Group dissolved effective May 19, 2008, the Reporting Persons no longer need to collectively report each of their respective beneficial security holdings of the Issuer. As of the date of this filing, due to the dissolution of the Control Group, Reporting Persons Mr. Gordon and Mr. Baik are no longer required to report their holdings of the Issuer’s securities on a Schedule 13D. From this date forward, further changes notwithstanding and to the extent required, Reporting Persons Mr. Montano, Dr. Stegmann and Dr. Priemer will each report his respective holdings of the Issuer’s securities on a Schedule 13D with respect to his individual Beneficial Ownership.

Item 5.	Interest in Securities of the Issuer

Daniel C. Montano’s holdings include 630,000 shares owned by Qure Biopharmaceuticals, Inc. (“Qure”). Mr. Montano is a majority owner of Qure and has sole voting and investment power. His holdings also include 30,000,000 shares owned by Vizier Investment Capital. Mr. Montano owns 50% of Vizier Investment Capital and has sole voting and investing power over these shares. In addition, Mr. Montano directly owns 57,131 shares and indirectly owns 125,000 shares held by his wife, Viktoriya Montano, of Common Stock of the Issuer.

Thomas J. Stegmann, M.D. owns 30,057,130 shares of Common Stock of the Issuer. He possesses voting and investment control over these shares. Dr. Stegmann’s holdings also include 50,000 shares of Common Stock of the Issuer immediately available upon exercise of stock options at $10 per share.

Wolfgang Priemer, Ph.D. possesses voting and investment control over 14,765,001 shares of the Common Stock of the Issuer held by WOBEMA, BV. Dr. Priemer directly owns one (1) share of Common Stock of the Issuer. Dr. Priemer’s holdings also include 50,000 shares of Common Stock of the Issuer immediately available upon exercise of the stock options at $10 per share.

Joong Ki Baik owns 100,001 shares of Common Stock of the Issuer in his own name and has voting and investment control over these shares. Mr. Baik and his wife jointly own Alhambra, Inc., which owns 1,431,782 shares. Mr. Baik and his wife have joint voting and investment control over the shares owned by Alhambra, Inc. Mr. Baik’s holdings also include 50,000 shares of Common Stock of the Issuer immediately available upon exercise of stock options at $10 per share.

On June 29, 2006, GHL, pursuant to a separation of assets agreement, transferred 2,500,000 shares of Common Stock of the Issuer to Henning Advisors Ltd., without consideration. Mr. Gordon does not have investing or voting control and disclaims beneficial ownership over such shares. Mr. Gordon’s holdings include 5,550,000 shares of Common Stock of the Issuer, held by GHL, of which 50,000 shares are immediately available upon exercise of stock options at $10 per share. In addition, Mr. Gordon directly owns 1 share of Common Stock of the Issuer. Mr. Gordon’s spouse, Amy Montano Gordon owns 363,501 shares of Common Stock of the Issuer. Mr. Gordon disclaims beneficial ownership over such shares

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Controlling Stockholders Agreement, dated as of August 30, 2004, attached hereto as Exhibit 99.1, under which the Control Group agreed to vote its shares together.

Amendment No. 1, effective as of April 13, 2006, attached hereto as Exhibit 99.3, of which the Control Group clarified its original intent with respect to the disposition of the shares subject to the Controlling Stockholders Agreement.

Acknowledgment of Controlling Stockholders Agreement and Amendment No. 1, effective as of July 6, 2006, attached hereto as Exhibit 99.4, under which Henning Advisors Ltd. agreed to be bound by the terms and conditions of the Controlling Stockholders Agreement and Amendment No. 1, in conjunction with and as a requirement of the transfer of shares to Henning Advisors Ltd. pursuant to the Controlling Stockholders Agreement and Amendment No. 1.

Opt Out Notification, dated as of July 7, 2006, attached hereto as Exhibit 99.5, under which Henning Advisors Ltd., elected to opt out of the Controlling Stockholders Agreement and Amendment No. 1.

Opt Out Notification, dated February 6, 2007, attached hereto as Exhibit 99.6, under which Alexander G. Montano, elected to opt out of the Controlling Stockholders Agreement and Amendment No. 1.

Opt Out Notification, dated as of April 1, 2008, attached hereto as Exhibit 99.7, under which Dr. Thomas J. Stegmann, elected to opt out of the Controlling Stockholders Agreement and Amendment No. 1.

Opt Out Notification, dated as of April 15, 2008, attached hereto as Exhibit 99.8, under which Dr. Wolfgang Priemer, elected to opt out of the Controlling Stockholders Agreement and Amendment No. 1.

Agreement of Stockholders, dated May 19, 2008, terminated the Controlling Stockholders Agreement, as amended, dated August 30, 2004, attached hereto as Exhibit 99.9, under which Daniel C. Montano, Joong Ki Baik and Grant Gordon agreed in writing on May 30, 2008 to terminate the Controlling Stockholders Agreement, as amended, effective May 19, 2008.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed herewith and are incorporated herein by this reference:

Exhibit

99.1
Controlling Stockholders Agreement, dated as of August 30, 2004 (incorporated by reference to Exhibit 99.1 to the Registrant’s Schedule 13D filed with the Securities and Exchange Commission on February 22, 2005)

99.2
Powers of Attorney signed by Daniel C. Montano, Thomas Stegmann, Wolfgang Priemer, Joong Ki Baik and Grant Gordon (incorporated by reference to Exhibit 99.2 to the Registrant’s Schedule 13D filed with the Securities and Exchange Commission on February 22, 2005)

99.3	Amendment No. 1 to Controlling Stockholders Agreement (incorporated by reference to Exhibit 99.3 to the Registrant’s Schedule 13D filed with the Securities and Exchange Commission on May 26, 2006)

99.4
Acknowledgment of Controlling Stockholders Agreement and Amendment No. 1, effective as of July 6, 2006, from Henning Advisors Ltd. (incorporated by reference to Exhibit 99.4 to the Registrant’s Schedule 13D filed with the Securities and Exchange Commission on July 28, 2006

99.5
Opt Out Notification, dated as of July 7, 2006, from Henning Advisors Ltd. (incorporated by reference to Exhibit 99.5 to the Registrant’s Schedule 13D filed with the Securities and Exchange Commission on July 28, 2006)

99.6
Opt Out Notification, dated February 6, 2007, attached hereto as Exhibit 99.6, under which Alexander G. Montano, elected to opt out of the Controlling Stockholders Agreement and Amendment No. 1. (incorporated by reference to Exhibit 99.6 to the Registrant’s Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007)

99.7	Opt Out Notification, dated April 1, 2008, attached hereto as Exhibit 99.7, under which Dr. Thomas J. Stegmann, elected to opt out of the Controlling Stockholders Agreement and Amendment No. 1.

99.8	Opt Out Notification, dated as of April 15, 2008, attached hereto as Exhibit 99.8, under which Dr. Wolfgang Priemer, elected to opt out of the Controlling Stockholders Agreement and Amendment No. 1

99.9
Agreement of Stockholders, dated May 19, 2008, attached hereto as Exhibit 99.9, under which Daniel C. Montano, Joong Ki Baik and Grant Gordon terminated the Controlling Stockholders Agreement, as amended dated August 30, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date June 6, 2008

Signature	/s/ Vincent J. Roth
Name/Title	Vincent J. Roth, General Counsel

The undersigned hereby agree that the statements on Amendment No. 4 to Schedule 13D dated May 30, 2008 with respect to the shares of Common Stock of CardioVascular BioTherapeutics, Inc. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Signature	Date

*	June 6, 2008
Daniel C. Montano

*	June 6, 2008
Thomas J. Stegmann, M.D.

*	June 6, 2008
Wolfgang Priemer, Ph.D.

*	June 6, 2008
Grant Gordon

*	June 6, 2008
Joong Ki Baik.

/s/ Vincent J. Roth	as Attorney-in-Fact pursuant to Power of Attorney
* By Vincent J. Roth June 6, 2008